Exhibit 99.1 Press release

Quarterhill Announces Third Quarter 2019 Financial Results

Q3 Revenue of $25.4 million and Adjusted EBITDA of $2.0 million; cash balance at quarter-end was $72.1 million

Kitchener, Canada – November 7, 2019 – Quarterhill Inc. (“Quarterhill” or the “Company”) (TSX: QTRH) (NASDAQ: QTRH), announces its financial results for the three- and nine-month periods ended September 30, 2019. All financial information in this press release is reported in U.S. dollars, unless otherwise indicated.

Third Quarter 2019 Highlights

•	Revenues of $25.4 million, compared to $19.6 million in Q3 last year
•	Recurring revenues of $4.7 million, compared to $6.3 million in Q3 last year
•	Adjusted EBITDA* of $2.0 million, compared to ($2.5) million in Q3 last year
•	Net income of $9.3 million, or $0.08 per basic and diluted common share, compared to net loss of ($9.3) million, or ($0.08) per basic and diluted common share, in Q3 last year
•	Cash and cash equivalents were $72.1 million at September 30, 2019, compared to $67.3 million at December 31, 2018
•	Subsequent to quarter-end, appointed David Cortens as interim CFO

“Q3 revenue and Adjusted EBITDA increased year-over-year due to stronger performance at IRD and VIZIYA,” said John Gillberry, Chairman of Quarterhill. “Overall, on a year-to-date basis, each business is performing ahead of the prior year with the net result being an increase in cash from operations and a strengthening of our balance sheet to support our diversification strategy. Our CEO search is now firmly underway and subsequent to quarter-end, we were very pleased to appoint Dave Cortens as interim CFO of Quarterhill. Dave was CFO of IRD at the time of the appointment, so we expect a smooth transition for that role.”

“With our Q2 results we announced that VIZIYA had signed two software license contracts in July and we noted the related impact that those contracts could have on the earn-out portion of the VIZIYA acquisition. In terms of an update, we were able to recognize revenue from one contract during the quarter, toward the end of September, while the second contract was not completed. As a result, VIZIYA’s Q3 results reflect only the economics from the one contract and based on the timing of that contract being recognized, we have reversed the earn-out contingency in full in our Q3 financial statements. We continue to believe that these larger multi-million-dollar opportunities reflect the operational and economic value that VIZIYA’s solutions can bring to its customers.”

Approval of Eligible Dividend

The Board of Directors has declared an eligible quarterly dividend of CDN $0.0125 per common share payable on January 10, 2020, to shareholders of record on December 13, 2019.

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Business Strategy and Segments

Quarterhill’s acquisition strategy focuses primarily on financial metrics while remaining cognizant of broader technology and market trends as it builds a portfolio of businesses that are characterized as having recurring revenue, free cash flow and profitable growth potential. Driven by the execution of a proven and disciplined acquisition strategy, the Company seeks to enable shareholders to benefit from consolidation and convergence trends in today’s technology industry.

Q3 and Year-to-Date 2019 Consolidated Financial Review

Consolidated revenues for the three months ended September 30, 2019 (“Q3 2019”) were $25.4 million, compared to $19.6 million in Q3 2018, representing growth of 30%. Consolidated revenues for the nine months ended September 30, 2019 (“Year-to-Date”) were $107.6 million, compared to $52.0 million in the same period last year, representing growth of 107%. Growth for Q3 2019 was driven by IRD and VIZIYA, while growth for the Year-to-Date period was due to higher revenue from all three businesses – WiLAN, IRD and VIZIYA.

Gross margin for Q3 2019 was $10.3 million, or 41%, compared to $5.1 million, or 26%, in Q3 2018. Gross margin for the nine months ended September 30, 2019 was $50.8 million, or 47%, compared to $9.3 million, or 18%, in the same period last year. The Q3 2019 improvement in gross margin was due primarily to better margin performance at IRD and VIZIYA, and for the Year-to-Date period, increased gross margin was due to better margin performance from all three businesses – WiLAN, IRD and VIZIYA.

Operating expenses include selling, general and administrative costs, research and development costs, depreciation and amortization of intangible assets and special charges. Q3 2019 operating expenses include a special charge recovery of the $11.6 million contingent liability related to the earn-out payment in the VIZIYA acquisition. This special charge recovery is a result of VIZIYA not meeting its requirements for the earn-out payment. All Special charges are excluded in the calculation of Adjusted EBITDA.

Excluding the $11.6 million special charge recovery, operating expenses for Q3 2019 were $13.7 million, compared to $14.4 million in Q3 2018, which excludes a $2.3 million special charge in that period. For the Year-to-Date period, excluding special charges in both 2018 and 2019, operating expenses were $40.6 million, compared to $44.3 million in the same period last year. Operating expenses decreased year-over-year due primarily to the restructurings at IRD and WiLAN that took place in 2018 as well as Quarterhill’s ongoing focus on cost control.

Adjusted EBITDA for Q3 2019 was $2.0 million compared to ($2.5) million in Q3 2018. Adjusted EBITDA for the Year-to-Date period was $27.4 million compared to ($13.8) million in the same period last year. Adjusted EBITDA for the three- and nine-month periods ended September 30, 2019 reflects, in general, improving operations at all three portfolio companies in 2019.

Net income for Q3 2019 was $9.3 million, or $0.08 per basic and diluted Common Share, compared to net loss of ($9.3) million or ($0.08) per basic and diluted Common Share in Q3 2018. Net income for Q3 2019 includes a special charge recovery of $11.6 million while net loss for Q3 2018 includes a special charge expense of $2.3 million. Net income for the Year-to-Date period was $4.9 million, or

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$0.04 per basic and diluted Common Share, compared to a net loss of ($29.2) million, or ($0.25) per basic and diluted Common Share, in the same period last year. The Year-to-Date period for 2019 includes a special charge expense of $0.9 million, while the same period in the prior year includes a special charge expense of $2.3 million. Year-over-year, the Company’s bottom-line has improved primarily due to higher revenue at all three portfolio companies, combined with a lower cost base following the restructurings at WiLAN and IRD in 2018.

Cash used in operations in Q3 2019 was ($9.8) million, compared to cash used in operations of ($9.0) million in Q3 2018. Cash used in operations in Q3 2019 was due primarily to working capital adjustments of ($11.0) million. Cash generated from operations for the Year-to-Date period was $11.9 million, compared to cash used in operations of ($17.9) million in the same period last year. Cash from operations in 2019 has benefited from the improved financial performance at all three businesses.

Cash and cash equivalents and short-term investments amounted to $72.1 million at September 30, 2019, compared to $67.3 million at December 31, 2018.

The table below highlights financial performance for the Company’s Licensing, Intelligent Systems and Enterprise Software segments. For detailed results and discussion related to these segments, please refer to the Management’s Discussion and Analysis document, which will be filed on SEDAR and at www.quarterhill.com in the investor section.

	For the three months ended September 30, 2019
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$3,765	$12,853	$8,751	$-	$25,369
Cost of revenues (excluding depreciation and amortization)	6,584	8,143	372	-	15,099
	(2,819)	4,710	8,379	-	10,270
Selling, general and administrative expenses	481	2,512	2,114	2,079	7,186
Research and development expenses	-	572	657	-	1,229
Depreciation of property, plant and equipment	9	129	39	4	181
Amortization of intangibles	3,424	953	757	-	5,134
Special charges	7	-	-	(11,577)	(11,570)
Results from operations	(6,740)	544	4,812	9,494	8,110
Finance income	(147)	(9)	-	(222)	(378)
Finance expense	-	61	1	-	62
Foreign exchange loss (gain)	114	(221)	(13)	(52)	(172)
Other income	-	(119)	-	-	(119)
Income (loss) before taxes	(6,707)	832	4,824	9,768	8,717
Current income tax expense	4	222	1,049	-	1,275
Deferred income tax expense (recovery)	(2,058)	(203)	42	326	(1,893)
Income tax expense (recovery)	(2,054)	19	1,091	326	(618)
Net income (loss)	$(4,653)	$813	$3,733	$9,442	$9,335

Adjusted EBITDA	(3,291)	1,648	5,622	(1,930)	2,049

Other reconciling items:
Stock-based compensation	9	22	14	149	194

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	For the nine months ended September 30, 2019
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$56,633	$36,977	$13,953	$-	$107,563
Cost of revenues (excluding depreciation and amortization)	31,360	24,328	1,035	-	56,723
	25,273	12,649	12,918	-	50,840
Selling, general and administrative expenses	1,506	7,602	5,132	6,183	20,423
Research and development expenses	-	1,780	1,865	-	3,645
Depreciation of property, plant and equipment	80	723	106	12	921
Amortization of intangibles	10,468	2,839	2,271	-	15,578
Special charges	1,836	-	-	(929)	907
Results from operations	11,383	(295)	3,544	(5,266)	9,366
Finance income	(204)	(15)	-	(652)	(871)
Finance expense	-	337	3	1	341
Foreign exchange loss (gain)	(254)	26	35	343	150
Other income	(3)	(370)	-	-	(373)
Income (loss) before taxes	11,844	(273)	3,506	(4,958)	10,119
Current income tax expense	3,951	307	1,050	-	5,308
Deferred income tax expense (recovery)	1,790	(1,160)	(461)	(252)	(83)
Income tax expense (recovery)	5,741	(853)	589	(252)	5,225
Net income (loss)	$6,103	$580	$2,917	$(4,706)	$4,894

Adjusted EBITDA	23,766	3,346	5,964	(5,701)	27,375

Other reconciling items:
Stock-based compensation	(1)	79	43	482	603

	For the three months ended September 30, 2018
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$4,445	$12,439	$2,695	$-	$19,579
Cost of revenues (excluding depreciation and amortization)	5,877	8,208	355	-	14,440
	(1,432)	4,231	2,340	-	5,139
Selling, general and administrative expenses	761	2,211	1,828	2,071	6,871
Research and development expenses	-	534	368	-	902
Depreciation of property, plant and equipment	62	275	32	3	372
Amortization of intangibles	4,581	960	757	-	6,298
Special charges	-	2,320	-	-	2,320
Results from operations	(6,836)	(2,069)	(645)	(2,074)	(11,624)
Finance income	(3)	(2)	-	(135)	(140)
Finance expense	-	72	4	2	78
Foreign exchange loss (gain)	(223)	108	32	174	91
Other income	-	(247)	-	-	(247)
Loss before taxes	(6,610)	(2,000)	(681)	(2,115)	(11,406)
Current income tax expense (recovery)	912	(41)	(116)	-	755
Deferred income tax recovery	(2,103)	(504)	(264)	(9)	(2,880)
Income tax recovery	(1,191)	(545)	(380)	(9)	(2,125)
Net loss	$(5,419)	$(1,455)	$(301)	$(2,106)	$(9,281)

Adjusted EBITDA	(2,178)	1,442	158	(1,934)	(2,512)

Other reconciling items:
Effect of deleted deferred revenue	-	8	-	-	8
Stock-based compensation	15	(52)	14	137	114

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	For the nine months ended September 30, 2018
	Licensing	Intelligent Systems	Enterprise Software	Corporate	Total
Revenues	$10,188	$32,510	$9,287	$-	$51,985
Cost of revenues (excluding depreciation and amortization)	19,797	21,789	1,127	-	42,713
	(9,609)	10,721	8,160	-	9,272
Selling, general and administrative expenses	1,999	7,497	5,130	6,334	20,960
Research and development expenses	-	1,593	1,101	-	2,694
Depreciation of property, plant and equipment	209	849	91	6	1,155
Amortization of intangibles	14,297	2,923	2,271	-	19,491
Special charges	-	2,320	-	-	2,320
Results from operations	(26,114)	(4,461)	(433)	(6,340)	(37,348)
Finance income	(3)	(9)	-	(510)	(522)
Finance expense	1	144	10	2	157
Foreign exchange loss (gain)	334	(164)	51	(295)	(74)
Other income	-	(884)	(269)	-	(1,153)
Loss before taxes	(26,446)	(3,548)	(225)	(5,537)	(35,756)
Current income tax expense (recovery)	1,137	158	(645)	1	651
Deferred income tax expense (recovery)	(6,928)	(1,138)	(749)	1,599	(7,216)
Income tax expense (recovery)	(5,791)	(980)	(1,394)	1,600	(6,565)
Net income (loss)	$(20,655)	$(2,568)	$1,169	$(7,137)	$(29,191)

Adjusted EBITDA	(11,582)	1,891	2,101	(6,210)	(13,800)

Other reconciling items:
Effect of deleted deferred revenue	-	166	148	-	314
Stock-based compensation	26	94	24	124	268

Conference Call and Webcast

Quarterhill will host a conference call to discuss its financial results today at 10:00 AM Eastern Time.

Webcast Information

The live audio webcast will be available at: https://event.on24.com/wcc/r/2113582/40879998B72BE11500C14B8D9C9764CE

Dial-in Information

•To access the call from Canada and U.S., dial 1.888.231.8191 (Toll Free)

•To access the call from other locations, dial 1.647.427.7450 (International)

Replay Information

Webcast replay will be available for 90 days at: https://event.on24.com/wcc/r/2113582/40879998B72BE11500C14B8D9C9764CE

Telephone replay will be available from 1:00 p.m. Eastern Time on November 7, 2019 until 11:59 p.m. Eastern Time on November 14, 2019 at: 1.855.859.2056 (Toll Free) or 1.416.849.0833 (International). The telephone replay requires the passcode 8757799.

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Non-GAAP Disclosure*

Quarterhill follows U.S. GAAP in preparing its interim and annual financial statements. We use the term “Adjusted EBITDA” to mean net income (loss) from continuing operations before: (i) income taxes; (ii) finance expense or income; (iii) amortization and impairment of intangibles; (iv) special charges and other one-time items; (v) depreciation of property, plant and equipment; (vi) effects of deleted deferred revenue; (vii) the effects of fair value step up in inventory acquired; (viii) stock based compensation; (ix) foreign exchange (gain) loss; and (x) equity in income and dividends from joint ventures. Adjusted EBITDA is used by Quarterhill management to assess our normalized cash generated on a consolidated basis and in our operating segments. Adjusted EBITDA is also a performance measure that may be used by investors to analyze the cash generated by Quarterhill and our operating segments. ADJUSTED EBITDA IS NOT A MEASURE OF FINANCIAL PERFORMANCE UNDER U.S. GAAP. IT DOES NOT HAVE ANY STANDARDIZED MEANING PRESCRIBED BY U.S. GAAP AND IS THEREFORE UNLIKELY TO BE COMPARABLE TO SIMILARLY TITLED MEASURES USED BY OTHER COMPANIES. ADJUSTED EBITDA SHOULD NOT BE INTERPRETED AS AN ALTERNATIVE TO NET INCOME AND CASH FLOWS FROM OPERATIONS AS DETERMINED IN ACCORDANCE WITH U.S. GAAP OR AS A MEASURE OF LIQUIDITY.

About Quarterhill

Quarterhill is focused on the disciplined acquisition, management and growth of companies in dedicated technology areas including, vertical market software and solutions, intelligent industrial systems, and innovation and licensing. Quarterhill’s emphasis is on seeking out acquisition opportunities at reasonable valuations that provide a foundation for recurring revenues, predictable cash flows and margins, profitable growth, intimate customer relationships and dedicated management teams.  Quarterhill is listed on the TSX and NASDAQ under the symbol QTRH. For more information: www.quarterhill.com.

Forward-looking Information

This news release contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other United States and Canadian securities laws.  Forward-looking statements and forward-looking information are based on estimates and assumptions made by Quarterhill in light of its experience and its perception of historical trends, current conditions, expected future developments and the expected effects of new business strategies, as well as other factors that Quarterhill believes are appropriate in the circumstances. Many factors could cause Quarterhill’s actual performance or achievements to differ materially from those expressed or implied by the forward-looking statements or forward-looking information. Such factors include, without limitation, the risks described in Quarterhill’s February 28, 2019 annual information form for the year ended December 31, 2018 (the "AIF"). Copies of the AIF may be obtained at www.sedar.com and as part of Quarterhill’s Form 40-F for the year ended December 31, 2018 filed with the U.S. Securities and Exchange Commission and available at www.sec.com. Quarterhill recommends that readers review and consider all of these risk factors and notes that readers should not place undue reliance on any of Quarterhill’s forward-looking statements. Quarterhill has no intention, and undertakes no obligation, to update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

All trademarks and brands mentioned in this release are the property of their respective owners.

For media and investor inquiries, please contact:

David Cortens	Dave Mason
Interim Chief Financial Officer	Investor Relations
T : 306.653.6612	T : 613.688.1693
E : david.cortens@irdinc.com	E : ir@quarterhill.com

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Operations
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues	$25,369	$19,579	$107,563	$51,985
Cost of revenues (excluding depreciation and amortization)	15,099	14,440	56,723	42,713
	10,270	5,139	50,840	9,272
Operating expenses
Selling, general and administrative expenses	7,186	6,871	20,423	20,960
Research and development expenses	1,229	902	3,645	2,694
Depreciation of property, plant and equipment	181	372	921	1,155
Amortization of intangibles	5,134	6,298	15,578	19,491
Special charges	(11,570)	2,320	907	2,320
	2,160	16,763	41,474	46,620
Results from operations	8,110	(11,624)	9,366	(37,348)

Finance income	(378)	(140)	(871)	(522)
Finance expense	62	78	341	157
Foreign exchange loss (gain)	(172)	91	150	(74)
Other income	(119)	(247)	(373)	(1,153)
Income (loss) before taxes	8,717	(11,406)	10,119	(35,756)

Current income tax expense	1,275	755	5,308	651
Deferred income tax recovery	(1,893)	(2,880)	(83)	(7,216)
Income tax expense (recovery)	(618)	(2,125)	5,225	(6,565)
Net income (loss)	$9,335	$(9,281)	$4,894	$(29,191)

Net income (loss) per share
Basic and fully diluted	$0.08	$(0.08)	$0.04	$(0.25)

Weighted average number of common shares
Basic	118,817,466	118,817,466	118,817,466	118,752,303
Fully diluted	118,817,466	118,817,466	118,817,466	118,752,303

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Quarterhill Inc.
Supplemental Condensed Consolidated Interim Statements of Operations Information
(Unaudited)
(in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenues
License	$10,542	$4,762	$64,103	$12,898
Systems	9,532	7,885	25,626	19,757
Services	610	660	1,803	2,040
Recurring	4,685	6,272	16,031	17,290
Total revenues	$25,369	$19,579	$107,563	$51,985

Cost of revenues (excluding depreciation and amortization)
License	$6,584	$5,927	$31,377	$19,927
Systems	5,678	5,281	16,334	13,392
Services	372	305	1,018	995
Recurring	2,465	2,927	7,994	8,399
Total cost of revenues	$15,099	$14,440	$56,723	$42,713

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Comprehensive Income (Loss)
(Unaudited)
(in thousands of United States dollars)
	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Net income (loss)	$9,335	$(9,281)	$4,894	$(29,191)

Other comprehensive income (loss):
Foreign currency translation adjustment	(546)	424	211	(1,847)
Comprehensive income (loss)	$8,789	$(8,857)	$5,105	$(31,038)

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Quarterhill Inc.
Condensed Consolidated Interim Balance Sheets
(Unaudited)
(in thousands of United States dollars)

As at	September 30, 2019	December 31, 2018
Current assets
Cash and cash equivalents	$68,846	$63,929
Short-term investments	1,171	1,139
Restricted short-term investments	2,100	2,200
Accounts receivable	16,324	10,812
Other current assets	72	91
Unbilled revenue	7,234	3,990
Income taxes receivable	19	198
Inventories	6,583	5,960
Prepaid expenses and deposits	1,993	2,332
	104,342	90,651
Non-current assets
Accounts receivable	2,926	415
Right-of-use assets	3,714	-
Property, plant and equipment	1,963	2,655
Intangible assets	73,722	87,425
Investment in joint venture	4,037	3,822
Deferred income tax assets	25,600	27,141
Goodwill	25,303	25,303
TOTAL ASSETS	$241,607	$237,412

Liabilities
Current liabilities
Bank indebtedness	$3,753	$2,598
Accounts payable and accrued liabilities	16,080	18,103
Income taxes payable	1,089	-
Current portion of right-of-use lease liabilities	732	-
Current portion of deferred revenue	5,550	4,670
Current portion of long-term debt	43	299
Contingent consideration	-	929
	27,247	26,599
Non-current liabilities
Deferred revenue	1,128	1,435
Right-of-use lease liabilities	2,897	-
Long-term debt	168	173
Deferred income tax liabilities	2,939	4,337
TOTAL LIABILITIES	34,379	32,544
Shareholders’ equity
Capital stock	419,111	419,111
Additional paid-in capital	23,560	22,957
Accumulated other comprehensive income	16,454	16,243
Deficit	(251,897)	(253,443)
	207,228	204,868
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$241,607	$237,412

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Cash Flows
(Unaudited)
(in thousands of United States dollars)

	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Cash generated from (used in):
Operations
Net income (loss)	$9,335	$(9,281)	$4,894	$(29,191)
Non-cash items
Stock-based compensation	194	114	603	268
Depreciation and amortization	5,315	6,671	16,499	20,647
Foreign exchange (gain) loss	35	(51)	(61)	111
Equity in income from joint venture	(119)	(246)	(370)	(884)
Loss (gain) on disposal of assets	(20)	(26)	567	(25)
Deferred income tax recovery	(1,893)	(2,880)	(83)	(7,216)
Embedded derivatives	(80)	(2)	19	(3)
Contingent consideration adjustment	(11,577)	-	(929)	-
Changes in non-cash working capital balances	(10,976)	(3,273)	(9,290)	(1,650)
Cash generated from (used in) operations	(9,786)	(8,974)	11,849	(17,943)
Financing
Accounts receivable - non current (net)	(2,593)	-	(2,511)	-
Dividends paid	(1,117)	(1,143)	(3,348)	(3,469)
Bank indebtedness	(761)	993	1,155	2,106
Repayment of long-term debt	(25)	(17)	(261)	(92)
Common shares issued for cash from Employee Share Purchase Plan	-	-	-	27
Cash used in financing	(4,496)	(167)	(4,965)	(1,428)
Investing
Proceeds from sale of restricted short-term investments	100	-	100	-
Proceeds from sale of property, plant and equipment	23	43	23	54
Purchase of property and equipment	(264)	(253)	(730)	(419)
Repayment of patent finance obligations	-	(1,389)	-	(4,167)
Purchase of intangibles	(1,332)	(25)	(1,425)	(114)
Cash used in investing	(1,473)	(1,624)	(2,032)	(4,646)
Foreign exchange gain (loss) on cash held in foreign currency	(33)	48	65	(103)
Net increase (decrease) in cash and cash equivalents	(15,788)	(10,717)	4,917	(24,120)
Cash and cash equivalents, beginning of period	84,634	68,415	63,929	81,818
Cash and cash equivalents, end of period	$68,846	$57,698	$68,846	$57,698

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Quarterhill Inc.
Condensed Consolidated Interim Statements of Shareholders' Equity
(Unaudited)
(in thousands of United States dollars)
	Capital Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Deficit	Total Equity
Balance - January 1, 2019	$419,111	$22,957	$16,243	$(253,443)	$204,868
For the three months ended March 31, 2019
Net income	-	-	-	29	29
Other comprehensive income	-	-	599	-	599
Stock-based compensation expense	-	181	-	-	181
Dividends declared	-	-	-	(1,130)	(1,130)
Balance - March 31, 2019	$419,111	$23,138	$16,842	$(254,544)	$204,547
For the three months ended June 30, 2019
Net loss	-	-	-	(4,470)	(4,470)
Other comprehensive income	-	-	158	-	158
Stock-based compensation expense	-	228	-	-	228
Dividends declared	-	-	-	(1,101)	(1,101)
Balance - March 31, 2019	$419,111	$23,366	$17,000	$(260,115)	$199,362
For the three months ended September 30, 2019
Net income	-	-	-	9,335	9,335
Other comprehensive loss	-	-	(546)	-	(546)
Stock-based compensation expense	-	194	-	-	194
Dividends declared	-	-	-	(1,117)	(1,117)
Balance - September 30, 2019	$419,111	$23,560	$16,454	$(251,897)	$207,228

Balance - January 1, 2018	$418,873	$22,489	$20,111	$(199,718)	$261,755
For the three months ended March 31, 2018
Net loss	-	-	-	(12,045)	(12,045)
Other comprehensive loss	-	-	(790)	-	(790)
Stock-based compensation expense	-	156	-	-	156
Dividends declared	-	-	-	(1,171)	(1,171)
Balance March 31, 2018	418,873	22,645	19,321	(212,934)	247,905
For the three months ended June 30, 2018
Net loss	-	-	-	(7,865)	(7,865)
Other comprehensive loss	-	-	(1,481)	-	(1,481)
Stock-based compensation expense	-	(2)	-	-	(2)
Conversion of deferred stock units to common shares	211	-	-	-	211
Shares issued under Employee Share Purchase Plan	27	-	-	-	27
Dividends declared	-	-	-	(1,155)	(1,155)
Balance - September 30, 2018	$419,111	$22,643	$17,840	$(221,954)	$237,640
For the three months ended September 30, 2018
Net loss	-	-	-	(9,281)	(9,281)
Other comprehensive income	-	-	424	-	424
Stock-based compensation expense	-	114	-	-	114
Dividends declared	-	-	-	(1,143)	(1,143)
Balance - September 30, 2018	$419,111	$22,757	$18,264	$(232,378)	$227,754

Press release

Quarterhill Inc.
Reconciliations of GAAP Net Income (Loss) to Adjusted EBITDA
(Unaudited)
(in thousands of United States dollars, except share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
Adjusted EBITDA	2019	2018	2019	2018
Net income (loss)	$9,335	$(9,281)	$4,894	$(29,191)

Adjusted for:
Income tax expense (recovery)	(618)	(2,125)	5,225	(6,565)
Foreign exchange loss (gain)	(172)	91	150	(74)
Finance expense	62	78	341	157
Finance income	(378)	(140)	(871)	(522)
Special charges	(11,570)	2,320	907	2,320
Amortization of intangibles	5,134	6,298	15,578	19,491
Depreciation of property, plant and equipment	181	372	921	1,155
Effect of deleted deferred revenue	-	8	-	314
Stock-based compensation	194	114	603	268
Other income	(119)	(247)	(373)	(1,153)
Adjusted EBITDA	$2,049	$(2,512)	$27,375	$(13,800)

Adjusted EBITDA per share
Net income (loss)	$0.08	$(0.08)	$0.04	$(0.25)

Adjusted for:
Income tax expense (recovery)	(0.01)	(0.02)	0.03	(0.06)
Foreign exchange loss (gain)	-	-	-	-
Finance expense	-	-	-	-
Finance income	-	-	-	-
Special charges	(0.10)	0.02	-	0.02
Amortization of intangibles	0.04	0.05	0.12	0.16
Depreciation of property, plant and equipment	-	-	-	-
Effect of deleted deferred revenue	-	-	-	-
Stock-based compensation	-	-	-	-
Other income	-	-	-	-
Adjusted EBITDA per share	$0.01	$(0.03)	$0.19	$(0.13)

Weighted average number of Common Shares
Basic	118,817,466	118,817,466	118,817,466	118,752,303